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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                    SCHEDULE 14D-9
                                  (AMENDMENT  NO. 6)

                        SOLICITATION/RECOMMENDATION STATEMENT

                             Pursuant to Section 14(d)(4)
                        of the Securities Exchange Act of 1934

                                   ITT CORPORATION

                              (Name of Subject Company)


                                   ITT CORPORATION

                         (Name of Person(s) Filing Statement)


                              COMMON STOCK, NO PAR VALUE
(INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
                                  PURCHASE RIGHTS)
                            (Title of Class of Securities)

                                     450912 10 0
                        (CUSIP Number of Class of Securities)




                                RICHARD S. WARD, ESQ.
                              EXECUTIVE VICE PRESIDENT,
                       GENERAL COUNSEL AND CORPORATE SECRETARY
                                   ITT CORPORATION
                             1330 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019-5490
                                    (212) 258-1000

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   WITH A COPY TO:

                               PHILIP A. GELSTON, Esq.
                               Cravath, Swaine & Moore
                                   Worldwide Plaza
                                  825 Eighth Avenue
                               New York, NY 10019-7475
                                    (212) 474-1000


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                                     INTRODUCTION

         The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


         ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

         On March 10, 1997, the Honorable Philip M. Pro issued an order (the "Federal Consolidation Order") consolidating the purported class actions initiated with the filing of the Collins Complaint, the Taub Complaint, the Consolidated Complaint, the Kanarek Complaint and the Halebian Complaint under the caption, In re ITT Corporation Securities Litigation, Master File No. CV-S-97-00104-PMP (RLH). A copy of the Federal Consolidation Order is filed as Exhibit 39 hereto and is incorporated herein by reference.

         On March 11, 1997, the Company filed (i) a Memorandum in Opposition to Latham & Watkins' Application for a Special Appearance (the "Memorandum in Opposition to Special Appearance") and (ii) a Reply Memorandum in Support of its Motion for a Permanent (or Preliminary) Injunction Requiring Hilton to Discharge Latham & Watkins as Counsel


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(the "ITT Counsel Motion Reply Memorandum").  Copies of the Memorandum in
Opposition to Special Appearance and the ITT Counsel Motion Reply Memorandum are filed as Exhibits 40 and 41 hereto, respectively, and are incorporated herein by reference.

         On March 12, 1997, the Honorable Philip M. Pro issued an order (i) denying the Counsel Motion; (ii) granting the Latham Special Appearance Motion and (iii) denying the Latham Motion to Strike Fischkin Affidavit. A copy of the order is filed as Exhibit 42 hereto and is incorporated herein by reference.

         On March 13, 1997, the Company filed a Memorandum in Opposition to the Hilton Annual Meeting Motion (the "ITT Memorandum in Opposition to the Hilton Annual Meeting Motion"). A copy of the Memorandum in Opposition to the Hilton Annual Meeting Motion is filed as Exhibit 43 hereto and is incorporated herein by reference.


ITEM 9. EXHIBITS.

         The response to Item 9 is hereby amended by adding the following new exhibits:


39.      Order of the Honorable Philip M. Pro dated March 10, 1997.

40. ITT Memorandum in Opposition to Latham & Watkins' Application for a Special Appearance.

41. Reply Memorandum of ITT in Support of its Motion for a Permanent (or Preliminary) Injunction Requiring Hilton to Discharge Latham & Watkins as Counsel.

42.      Order of the Honorable Philip M. Pro dated March 12, 1997.



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43.      ITT's Memorandum in Opposition to Hilton's Motion for a Preliminary
         Injunction Requiring ITT to Conduct its Annual Meeting in May 1997.











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                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                   ITT CORPORATION



                   By   /s/ RICHARD S. WARD
                      -----------------------------------
                      Name: Richard S. Ward
                      Title: Executive Vice President,
                             General Counsel and
                             Corporate Secretary


Dated as of March 18, 1997

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                                    EXHIBIT INDEX

Exhibit                 Description                             Page No.


(39)     Order of the Honorable Philip M. Pro dated March 10,
         1997...................................................

(40)     ITT Memorandum in Opposition to Latham & Watkins'
         Application for a Special Appearance...................

(41)     Reply Memorandum of ITT in Support of its Motion for a
         Permanent (or Preliminary) Injunction Requiring Hilton
         to Discharge Latham & Watkins as Counsel...............

(42)     Order of the Honorable Philip M. Pro dated March 12,
         1997 ..................................................

(43)     ITT's Memorandum in Opposition to Hilton's Motion for a
         Preliminary Injunction Requiring ITT to Conduct its
         Annual Meeting in May 1997.............................